

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
501 Brickell Key Drive, Suite 300
Miami, FL 33131

> **Re: ShiftPixy, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 5, 2022**
> **File No. 333-267751**

Dear Scott W. Absher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed October 5, 2022

Risk Factors
"If we are deemed to be an investment company under the Investment Company Act of 1940, we may be required . . . ", page 9

1. We note your disclosure that you "believe that [you] exceeded the 40% Threshold on October 19, 2021 in connection with the pricing of IHC's IPO," as well as your disclosure that, "[t]o comply with Rule 3a-2, [you] intend to sell the Founder Shares or dividend the Founder Shares to [y]our shareholders by October 19, 2022, the end of the one-year period afforded by the safe harbor for transient investment companies under Rule 3a-2." Yet you also state that you will conduct a special distribution of shares of common stock as soon as practicable following the completion of the initial business combination, which has not yet happened. Considering the October 19, 2022 deadline has lapsed and the

> initial business combination has yet to take place, revise to explain how you believe you are in compliance with the 1940 Act.

General

2. We note your press release dated September 7, 2022 stating your intention to dual list your shares on Upstream. Clarify the securities you intend to list. In this regard, we note that the Upstream web-site seems to currently allow investors to invest in you via a current follow-on offering for "tokenized equity" with an offering size of $10,000,000. Explain what constitutes "tokenized equity" and tell us whether this offering is currently underway. Further, confirm that the offering is unavailable to U.S. investors, as the web-site suggests.

3. We also note that your press release dated September 8, 2022 announces your plan to spin-off ShiftPixy Labs and dividend certain digital securities to ShiftPixy shareholders, using a record date of September 8, 2022. You also announce an intent to publicly list ShiftPixy Labs, Inc. via an initial public offering on both NASDAQ and Upstream during October 2022. Please provide us with a materially complete description of the digital securities and whether you plan to register such securities in connection with such contemplated spin-off. Clarify, if true, that the spin-off and initial public offering of ShiftPixy Labs are intended to be separate events, considering they appear to involve different securities, and update your timing expectations.

4. We note that your website indicates that you "are super-charging the digital dining experience through . . . NFT avatars" and that the ShiftPixy Labs business model includes "NFT Creator Collections." In connection therewith, please provide us with a materially complete description of the NFTs and clarify who has created or will create them, as applicable. Please also provide us with your legal analysis that such digital assets are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Cahlon